Exhibit 99.1

Xunlei Announces Unaudited Financial Results for the Third Quarter Ended September 30, 2020

Shenzhen, China, November 12, 2020 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights:

●	Total revenues were US$43.7 million, representing a decrease of 1.4% from the previous quarter.

●	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$21.2 million, representing an increase of 1.1% from the previous quarter.

●	Subscription revenues were US$19.6 million, representing a decrease of 5.5% on a sequential basis.

●	Online advertising revenues (consisting primarily of revenues from mobile advertising) were approximately US$3.0 million, representing an increase of 10.8% from the previous quarter.

●	Gross profit was US$22.7 million, representing an increase of 11.3% on a sequential basis. Gross margin was 51.9% in the third quarter of 2020, compared with 46.0% in the previous quarter.

●	Net loss was US$1.5 million in the third quarter of 2020, compared with a net loss of US$11.8 million in the previous quarter.

●	Diluted loss per ADS was US$0.02 as compared with a diluted loss of US$0.17 in the previous quarter.

Recent developments

●	Collaborated with e-Surfing Cloud Storage, the cloud storage product run by Shijilong Information Network Co., Ltd, a wholly-owned subsidiary of China Telecom, to develop joint cloud storage services and explore other consumer-related products to achieve resource sharing and mutual benefits.

●	Launched a BaaS (Blockchain as a Service) platform to free enterprises and developers from dealing with complex technical issues in blockchain infrastructure and to drive innovation and productivity.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that “Xunlei delivered a quarter of solid execution. We are encouraged by meaningful improvements across several financial and operating metrics, including an 87% sequential improvement in our bottom-line. Through our relentless focus on reinforcing our core competitiveness, optimizing operating efficiencies, and placing more control on cost and expenses, we are seeing our strengths bolstered and profitability improved across our major product lines. And we are optimistic that the positive momentum would be carried into the fourth quarter of 2020.”

“We remain committed to uncovering Xunlei’s value by offering our users reliable and secured digital experience. In the third quarter of 2020, we expanded service capabilities in our cloud computing business, explored new partnership and launched the BaaS platform for our blockchain services. Looking forward, we will continue to optimize operating metrics and drive product innovation to deliver value to our users, partners and shareholders,” concluded Mr. Jinbo Li.

Third Quarter 2020 Financial Results

Total Revenues

Total revenues were US$43.7 million, representing a decrease of 1.4% from the previous quarter.

Revenues from cloud computing and other IVAS combined were US$21.2 million, representing an increase of 1.1% from the previous quarter.

Revenues from subscriptions were US$19.6 million, representing a decrease of 5.5% from the previous quarter. The number of subscribers was 3.8 million as of September 30, 2020, compared with 3.9 million as of June 30, 2020. The average revenue per subscriber for the third quarter of 2020 was RMB35.9, compared with RMB37.5 for the second quarter of 2020. The decrease in subscription revenues was attributable to the decline in pricing and subscriber base compared with the previous quarter.

Revenues from online advertising were US$3.0 million, representing an increase of 10.8% from the previous quarter. The increase in the third quarter was mainly due to the application of precision targeting algorithm to achieve better advertising placement and improve monetization efficiency.

Cost of Revenues

Total cost of revenues was US$21.0 million in the third quarter of 2020, representing 48.1% of our total revenues, compared with US$23.9 million, or 54.0% of our total revenues, in the second quarter. The decrease was mainly due to decreased cost associated with a write-down of our inventory for Onething Cloud hardware products of US$2.5 million in the second quarter.

Bandwidth costs were US$15.4 million, representing 35.1% of our total revenues, compared with US$13.9 million, or 31.4% of our total revenues in the previous quarter, the increased bandwidth cost was primarily due to increased demand for our cloud computing service, which was consistent with the increase of our cloud computing revenues.

The remaining cost of revenues mainly included revenue-sharing costs for our live streaming products.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2020 was US$22.7 million, representing an increase of 11.3% from the previous quarter. Gross margin was 51.9% in the third quarter, compared with 46.0% in the previous quarter. The increase in gross profit was mainly due to (i) an increase in revenue from online advertising services, which have a higher gross margin compared with other businesses, and (ii) a decrease in cost associated with a write-down of our inventory discussed above.

Research and Development Expenses

Research and development expenses for the third quarter of 2020 were US$12.1 million, representing 27.6% of our total revenues, compared with US$14.5 million or 32.8% of our total revenues in the previous quarter. The decrease was mainly due to decreased labor cost as a result of optimization of our organizational structure during the past quarters.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter of 2020 were US$4.2 million, representing 9.6% of our total revenues, compared with US$4.4 million or 9.9% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2020 were US$7.5 million, representing 17.1% of our total revenues, compared with US$10.1 million or 22.8% of our total revenues in the previous quarter. The decrease was mainly due to decreased employee and rental expenses as there were more employee severance compensation as a result of organizational optimization in the previous quarter and the incurrence of a one-time expense associated with terminating several office leases in the second quarter.

Impairment of Assets, Net of Recoveries

No impairment of assets was accrued in the third quarter. The amount for the second quarter was approximately US$5.1 million, which represented a one-time write-off of certain receivables and prepayments in connection with our cloud computing business as we determined that those receivables and prepayments were not recoverable.

Operating Loss

Operating loss was US$1.0 million, compared with US$13.7 million in the previous quarter. The decrease was mainly due to higher gross profit and less operating expenses incurred this quarter as discussed above.

Net Loss and Loss Per ADS

Net loss was US$1.5 million in the third quarter of 2020, compared with a net loss of US$11.8 million in the previous quarter. Non-GAAP net loss was US$0.9 million in the third quarter of 2020, compared with a Non-GAAP net loss of US$11.2 million in the previous quarter.

Diluted loss per ADS in the third quarter of 2020 was US$0.02, compared with a diluted loss per ADS of US$0.17 in the previous quarter.

Cash Balance and Short-Term Investments

As of September 30, 2020, the Company had net current assets of approximately US$195.3 million. With cash, cash equivalents and short-term investments of US$246.0 million, compared with US$257.1 million as of June 30, 2020. The Company anticipates adequate liquidity to meet its current obligations.

Share Repurchase Program

The Company approved a share repurchase program to repurchase up to US$20 million of its outstanding shares before June 30, 2021. As of September 30,2020, the Company has repurchased 1,191,392 ADSs using cash of US$4.47 million.

Guidance for Fourth Quarter 2020

For the fourth quarter of 2020, Xunlei estimates total revenues to be between US$45 million and US$49 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 8.0%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any changes could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on November 12, 2020 (9:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8999108

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	8999108
Replay End Date:	November 20, 2020

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: (i) the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; (ii) the Company's ability to keep up with technological developments and users' changing demands in the internet industry; (iii) the Company's ability to convert its users into subscribers of its premium services; (iv) the Company's ability to deal with existing and potential copyright infringement claims and other related claims; (v) the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; (vi) the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Additionally, these forward-looking statements, particularly our guidance, involve risk, uncertainties and assumptions, including those related to the impacts of COVID-19 on our business and global economic conditions. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, the timeframes for and severity of social distancing and other mitigation requirements, the impact of COVID-19 on our customers’ purchasing decisions and the length of our sales cycles, particularly for customers in certain industries highly affected by COVID-19. Significant variation from the assumptions underlying our forward-looking statements could cause our actual results to vary, and the impact could be significant. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2020	2019

Assets

Current assets:
Cash and cash equivalents	123,835	162,465
Short-term investments	122,176	102,847
Accounts receivable, net	23,623	27,533
Inventories	1,748	5,537
Due from related parties	6,304	1,658
Prepayments and other current assets	12,762	16,543
Total current assets	290,448	316,583

Non-current assets:
Restricted cash	1,588	2,983
Long-term investments	26,495	26,365
Deferred tax assets	165	1,118
Property and equipment, net	42,962	38,770
Intangible assets, net	8,758	9,426
Goodwill	21,660	20,382
Other long-term prepayments and receivables	213	313
Right-of-use assets	1,999	8,747
Total assets	394,288	424,687

Liabilities
Current liabilities:
Accounts payable	20,260	24,213
Due to related parties	5,002	5,002
Contract liabilities and deferred income, current portion	32,901	31,988
Lease liabilities	2,084	4,693
Income tax payable	2,807	2,550
Accrued liabilities and other payables	32,117	42,840
Total current liabilities	95,171	111,286

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	932	1,223
Lease liabilities, non-current portion	19	4,132
Deferred tax liabilities, non-current portion	1,082	1,179
Interest-bearing bank borrowing	19,089	11,324
Total liabilities	116,293	129,144

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 339,165,241 shares outstanding as at December 31, 2019; 368,877,205 issued and 334,401,981shares outstanding as at September30, 2020)	84	85
Additional paid-in-capital	469,687	472,052
Accumulated other comprehensive loss	(9,798)	(13,425)
Statutory reserves	5,132	5,132
Treasury shares (29,711,964 shares and 29,056,264 shares as at December 31, 2019 and June 30, 2020, respectively)	9	7
Accumulated deficits	(185,459)	(166,973)
Total Xunlei Limited's shareholders' equity	279,655	296,878
Non-controlling interests	(1,660)	(1,335)
Total liabilities and shareholders' equity	394,288	424,687

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep30,
	2020	2020	2019

Revenues, net of rebates and discounts	43,722	44,328	43,839
Business taxes and surcharges	(34)	(8)	(77)
Net revenues	43,688	44,320	43,762
Cost of revenues	(21,004)	(23,931)	(24,450)
Gross profit	22,684	20,389	19,312

Operating expenses
Research and development expenses	(12,069)	(14,548)	(17,593)
Sales and marketing expenses	(4,185)	(4,382)	(6,241)
General and administrative expenses	(7,463)	(10,100)	(9,113)
Assets impairment loss, net of recoveries	-	(5,060)	427
Total operating expenses	(23,717)	(34,090)	(32,520)

Operating loss	(1,033)	(13,701)	(13,208)
Interest income	404	408	801
Interest expense	-	-	-
Other income, net	(335)	1,772	(11,761)
Loss before income taxes	(964)	(11,521)	(24,168)
Income tax expenses	(498)	(254)	(448)
Net loss	(1,462)	(11,775)	(24,616)
Less: net loss attributable to non-controlling interest	(3)	(247)	(59)
Net loss attributable to common shareholders	(1,459)	(11,528)	(24,557)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2020	2020	2019

Loss per share for common shares
Basic	(0.0043)	(0.0339)	(0.0726)
Diluted	(0.0043)	(0.0339)	(0.0726)

Loss per ADS
Basic	(0.0215)	(0.1695)	(0.3630)
Diluted	(0.0215)	(0.1695)	(0.3630)

Weighted average number of common shares used in calculating :
Basic	336,371,957	339,816,984	338,473,633
Diluted	336,371,957	339,816,984	338,473,633

Weighted average number of ADSs used in calculating :
Basic	67,274,391	67,963,397	67,694,727
Diluted	67,274,391	67,963,397	67,694,727

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2020	2020	2019

GAAP operating loss	(1,033)	(13,701)	(13,208)
Share-based compensation expenses	548	547	1,508
Non-GAAP operating loss	(485)	(13,154)	(11,700)

GAAP net loss from continuing operations	(1,462)	(11,775)	(24,616)
Share-based compensation expenses	548	547	1,508
Non-GAAP net loss	(914)	(11,228)	(23,108)

GAAP loss per share for common shares:
Basic	(0.0043)	(0.0339)	(0.0726)
Diluted	(0.0043)	(0.0339)	(0.0726)

GAAP loss per ADS:
Basic	(0.0215)	(0.1695)	(0.3630)
Diluted	(0.0215)	(0.1695)	(0.3630)

Non-GAAP loss per share for common shares:
Basic	(0.0027)	(0.0323)	(0.0681)
Diluted	(0.0027)	(0.0323)	(0.0681)

Non-GAAP loss per ADS:
Basic	(0.0135)	(0.1615)	(0.3405)
Diluted	(0.0135)	(0.1615)	(0.3405)

Weighted average number of common shares used in calculating:
Basic	336,371,957	339,816,984	338,473,633
Diluted	336,371,957	339,816,984	338,473,633

Weighted average number of ADSs used in calculating:
Basic	67,274,391	67,963,397	67,694,727
Diluted	67,274,391	67,963,397	67,694,727

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com